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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of        June       , 2004
                  -----------------    --



           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   Jalan Japati No. 1 Bandung-40133 INDONESIA
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.



                                         Perusahaan Perseroan (Persero)
                                         PT TELEKOMUNIKASI INDONESIA
                                         ---------------------------------------
                                                      (Registrant)




Date       June 29, 2004                 By  /s/ Rochiman Sukarno
     -------------------------              ------------------------------------
                                                         (Signature)

                                                      Rochiman Sukarno
                                              Head of Investor Relation Unit

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                         PERUSAHAAN PERSEROAN (PERSERO)
                        PT TELEKOMUNIKASI INDONESIA TBK.

                                   INVITATION
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors hereby invites The Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, located ini Bandung (hereinafter referred to as "the Company"), to attend the General Meeting of Shareholders (the "MEETING") of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk., to be held on:

               Day/Date:   Friday, July 30, 2004
               Time:       14:00 Western Indonesian Time
               Venue:      Aula Pangeran Kuningan
                           Gedung Grha Citra Caraka, 1st Floor
                           Jl. Gatot Subroto No. 52
                           Jakarta 12710 - Indonesia

THE MEETING WILL DISCUSS AND DECIDE THE FOLLOWING AGENDA:

1.   Dispensation for the delay of convening of the Meeting.

2.   Approval of the Company's Annual Report for the financial year 2003.

3. Ratification of the Company audited consolidated financial statements for the financial year 2003 and the granting of full release and discharge (vollediq acquit et the charge) to the members of the Board of Directors and Board of Commissioners.

4. Determination of the financial year 2003's profit utilization including distribution of dividend.

5. Appointment of Public Accountant to audit the Company records for 2004 financial year.

6. Approval of the split of nominal value of the series A and B shares of the Company.

7. Approval of the amendment to the Article of Association of the Company especially in relation to the split of the nominal value of the Company's shares.

8. Determination of the Remuneration for the members of the Board of Directors and the Board of Commissioners in 2004 financial year.


NOTES:

1. This advertisement is deemed as invitation for the MEETING. The Board of Directors will not send separate invitation to Shareholders.

2. Those who are eligible to attend the MEETING are Shareholders or their proxies whose names are registered at the Company's Share Register at 16.00 hours Jakarta Time on June 28th, 2004 or the registered owner of the security account on the depository of PT Kustodian Sentral Efek Indonesia at the closing time of Jakarta Stock Exchange and Surabaya Stock Exchange trading on June 28th, 2004.

3. The Shareholders of their proxies who will attend the MEETING are required to bring with them the copies of their ID or other personal identifications to be presented and submitted to the General Meeting of Shareholder's Officer before entering the meeting room.

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4.   a)   Shareholders who can not attend the MEETING may represented by their proxy equipped with the legal proxy letter as determined by the Board of Directors, with condition: member of the Board of Directors and the Board of Commissioners, or employees of the Company may not act as proxy for Shareholders in the MEETING.

     b) Proxy letter forms are available at the addresses listed in point 5 below during business hours.

5. The Annual Report, Consolidated Balance Sheet and Income Statement report for the Fiscal Year Ended on December 31st, 2003 are available for checking during business hours at:

     PT TELEKOMUNIKASI INDONESIA                     PT DATINDO ENTRYCOM
       INVESTOR RELATIONS UNIT                     WISMA DINNERS CLUB ANNEX
JL. JEND. GATOT SUBROTO NO. 52, 5TH FLOOR        JL. JEND. SUDIRMAN KAV.34-35
        PHONE (021) 521-5109                        PHONE (021) 570 9009
         FAX (021) 522-0500                         FAX (021) 570 9026-28
           JAKARTA 12710                               JAKARTA 10220


     If needed, documents for the MEETING can be obtained from the Company via the Investor Relation Unit on June 30, 2004 at 16.00 Western Indonesian Time, by submitting a photocopy of Collective Shares Certificates and other personal identification.

6. For better coordination and organization of the MEETING, the Shareholders or their proxies are kindly requested to be present 30 minutes before the MEETING is started.


                                           BANDUNG, JUNE 29TH, 2004
                                       PT TELEKOMUNIKASI INDONESIA TBK.
                                              BOARD OF DIRECTORS